Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of thirty-eight cents ($0.38) Canadian per share on the issued and outstanding Common shares payable on July 2, 2014 to holders of record at the close of business on June 10, 2014.

By order of the Board

Monique Mercier

EVP - Chief Legal Officer and Corporate Secretary

Vancouver, British Columbia

May 7, 2014

Contact: Investor Relations

1-800-667-4871

ir@telus.com